Exhibit 99.1

iQIYI Announces Exercise of Option to Purchase Additional Convertible Notes by the Initial Purchasers

BEIJING, China, December 3, 2018—iQIYI, Inc. (NASDAQ: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced the sale of an additional $100 million in aggregate principal amount of its 3.75% convertible senior notes due 2023 (the “Additional Notes”), pursuant to the initial purchasers’ exercise of their option to purchase Additional Notes. The sale of the Additional Notes will settle on December 4, 2018 and the Additional Notes were sold on the same terms in all respects as the 3.75% convertible senior notes due 2023 previously sold on November 30, 2018 (the “Base Notes” and, together with the Additional Notes, the “Notes”). iQIYI has sold a total of $750 million aggregate principal amount of the Notes. The Company has entered into additional capped call transactions in connection with the initial purchasers’ exercise of their option to purchase Additional Notes.

The aggregate proceeds from the offering, net of fees and estimated offering expenses payable by iQIYI, are approximately $735.6 million (including net proceeds of approximately $637.3 million from the sale of the Base Notes). The Company plans to use part of the net proceeds to pay the cost of the capped call transactions, and use the remainder of the proceeds to expand and enhance its content offerings, to strengthen its technologies and for working capital and other general corporate purposes.

The Company expects to close the Notes offering on or about December 4, 2018, subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes, and there can be no assurance that any of the offerings will be completed.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

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